

January 28, 2011

Sheamus Toal
Executive Vice President and CFO
New York & Company, Inc.
450 West 33rd Street, 5th Floor,
New York, New York

> **Re: New York & Company, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed April 6, 2010**
> **File No. 001-32315**

Dear Mr. Toal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Fiscal Year 2009 Summary, page 28

General, page 29

Net Sales, page 29

1. We note from page 30 that you estimate gift card breakage and record such amount as revenue as gift cards are redeemed. Please advise us of and disclose in future filings to the extent material the following:

- Clarification as to when you recognize breakage income (i.e., upon determination that likelihood of redemption is remote or upon redemption of gift cards);

- A description of the redemption patterns and when you determine that redemption is remote based on those patterns;

- The percentage of gift cards sales that will be recognized as breakage; and

- The amounts of gift card breakage recognized in revenue for the periods presented.

Critical Accounting Policies, page 41

Income Taxes, page 42

2. We note from your disclosure that you believe your deferred tax assets are fully realizable as you expect future taxable income will be sufficient to recover the asset values and, as such, no related valuation allowance has been provided for. We note that you reported a net loss of $13,481 thousand during the fiscal year ended January 30, 2010, which resulted in a three-year cumulative loss position. Please explain to us why you did not record a valuation allowance against your deferred tax assets at January 30, 2010. Please include in your response the following:

- A description of the positive evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance at January 30, 2010;

- A description of the changes that occurred between January 30, 2010 and July 31, 2010 that you lead you to conclude a full valuation allowance was necessary.

Refer to FASB ASC 740-10-30-16 through 30-25 for additional guidance.

3. Please tell us and disclose in greater detail when your loss carryforwards expire.

4. In light of your valuation allowance for your net operating loss carryforwards, tell us how you considered FASB ASC 360-10-35-21 in determining whether to test your property and equipment for impairment.

5. We note that you determined the fair value of your intangible assets using the relief from royalty method. Please confirm to us that the estimates and assumptions used in determining the fair value of your intangible assets are consistent with those used in determining that your net operating loss carryforwards were not realizable.

Exhibits

6. We note that Exhibits 10.19, 10.22 and 10.23 appear to be missing schedules, attachments or exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director